Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

December 12, 2011

VIA EDGAR

Jay Ingram
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          BRK, Inc.
Amendment No. 1 to Registration Statement on Form S-l
Filed December 12, 2011
File No. 333-177823

Dear Mr. Ingram:

Pursuant to the staff’s comment letter dated December 1, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 1 to the Company’s Form S-1 was filed with the Commission via EDGAR on December 12, 2011.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to Form S-1.

Outside Front Cover Page of Prospectus

1.	Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

Company response:  The Company has complied with this comment by removing several paragraphs of text and reorganizing certain of the formatting on the front cover page of the Prospectus.  The several paragraphs removed were moved to the Prospectus Summary section on page 4.

Prospectus Summary, page 4

2.
We note your statement in the fourth paragraph that you anticipate that you will generate revenues in approximately one to three months from the date of the prospectus. Please also disclose here that there is no guarantee that you will generate revenues and that you currently have only enough cash to continue operations for approximately three months.

Company response:  Company has added the following text to page 4:  “There is no guarantee that we will generate revenues and we currently have only enough cash to continue operations for approximately three months.”

The Offering, page 5

3.
We note your disclosure in the sixth row of the table regarding the duration of the offering. The information disclosed there is not consistent with your disclosure on the prospectus cover page that the shares will be offered for 16 months from the effective date of the prospectus. Please advise or revise accordingly.

Company response:  The Company has revised its disclosure on page 5 to make the offering effective for 16 months by stating, “The offering will conclude 16 months from the effective date of this prospectus.”

Summary Financial Information, page 6

4.	Please revise your registration statement to remove the Net Loss per Share line item in the section showing the period from inception through April 30, 2011.

Company response:  The Company has removed the Net Loss per Share line item in the section showing the period from inception through April 30, 2011 on page 6.

Market Information, page 16

5.
The last sentence states that you have no outstanding securities that are convertible into shares of common stock. The last paragraph on page 36 states that you have outstanding convertible promissory notes in an aggregate principal amount of $73,089, which convert at any time into an aggregate of 14,671,800 shares of common stock. Please revise your disclosure to eliminate the inconsistent statements as necessary throughout the prospectus.

Company response:  The Company has added the following text to pages 16 and 18:  “The Company also has outstanding convertible promissory notes in an aggregate principal amount of $765,089.40, which may convert at any time into an aggregate of 13,017,880 shares of common stock.”

Holders, page 16

6.
You state that you have ten holders of record as of November 8, 2011.  However, in the third paragraph on page 36 you indicate that you have nine registered stockholders of record. Please advise us of the reason for the inconsistency or revise accordingly.

Company response:  The Company has clarified that is has 10 stockholders of record by changing “9” to “10” on page 36.

Use of Proceeds, page 16

7.	Please tell us how the table showing the intended use of proceeds reconciles to the net proceeds caption in The Offering section on page 5.

Company response:  The Company has revised its net proceeds caption in The Offering section on page 5 to be consistent with the disclosure in its Use of Proceeds section on page 16.

Selling Stockholders, page 18

8.	Please revise your disclosure to identify the nature of and date of the transactions in which the selling shareholders received their shares of common stock.

Company response:  The Company has revised its disclosure to identify the nature of and date of the transactions in which the selling shareholders received their shares of common stock.  Please see page 18.

Management’s Discussion and Analysis of Financial Condition . . . , page 21

Liquidity and Capital Resources, page 24

9.
Please revise your disclosure to describe all internal and external sources of liquidity.  See Item 303(a)(1) of Regulation S-K.  In this regard, we note that you have not discussed your issuances of convertible promissory notes or officer cash advances to your company. Please also file the form promissory note and all related agreements as exhibits to your registration statement.

Company response:  The Company has included the following text under the Liquidity and capital resources section on page 24:

The Company has relied on both loans and advances from officers and external sources for financing. As of July 31, 2011 the Company had issued $73,089 of non-interest bearing convertible notes, convertible into common stock at $0.005 per share. As of July 31, 2011, there no advances from officers to the Company. The Company does not have any formal agreement with management for advancing funds to the Company.

Description of Business, page 26

Organization within the Last Five Years, page 26

10.	Please revise your disclosure here to indicate that Melissa Carroll is a promoter of the company, consistent with your disclosure under “Promoter” on page 29.

Company response:  The Company has revised its disclosure in the first paragraph on page 26 to disclose the Mellissa Carroll is a promoter of the Company.

In General, page 26

11.
Please describe in more detail the preliminary market testing you discuss in this section, including who performed the testing, which markets were tested, how results were measured and what constitutes “consumer acceptance.”

Company response: The Company has added the following disclosure to page 26:

Brain Keasberry, our President and sole Director, has at various time conducted all of our tests, beginning in 1999.  Besides testing various solutions on his own vertical blinds, Mr. Keasberry also repaired vertical blinds belonging to family members and friends of Mr. Keasberry.  Mr. Keasberry concluded from this testing experience that there may be a consumer market for a vertical blind repair kit, designed the blind repair kit owned by BRK and had several thousand sample blind repair kits made by a third-party manufacturer.  Next, Mr. Keasberry, started a website, www.blindrepairkit.com, and with no advertising whatsoever, sold those several thousand sample blind repair kits to people who contacted him through the website, and that experience led Mr. Keasberry to believe that there is a consumer market for a vertical blind repair kit, whereupon he decided to form BRK, Inc. in order to commercialize a vertical blind repair kit.

Competition, page 27

12.
Please revise your disclosure to provide all information required by Item 101(h)(4)(iv) of Regulation S-K. In this regard, we note that you have not described your competitive position and methods of competition.

Company response: The Company has restated its competition section in its entirety as follows:

The company has identified a market opportunity for vertical blind repair kits in the blind repair industry.  We have several competitors, such as Fix My Blinds, Fix a Slat, and Shop Home Trends, all of whom appear to already sell blind repair kits.  Existing or new competitors may enter this segment of the blind repair kit industry with superior repair kits or solutions, thus rendering our blind repair kit obsolete and nullifying our competitive advantage at the time, if any.  There may be manufacturers in certain vertical markets, such as the manufacturers of entire vertical blinds systems, could enter the blind repair kit industry and have financial, technical, manufacturing or marketing capacities superior to our own or have long standing business relationships with homeowners, our primary potential customers.

Facilities, page 27

13.	Please file all material leases as exhibits to your registration statement.

Company response:  The Company has filed a copy of its Lease as Exhibit 10.1 and Extension of Lease as Exhibit 10.2 to the From S-1.

Experts, page 39

14.	Please revise to include the address of counsel. See paragraph 23 of Schedule A of the Securities Act of 1933.

Company response:  The Company has added the address of counsel on page 39.

Financial Statements and Accompanying Footnotes, page F-1

General

15.
We refer to your disclosure on page 5 and elsewhere in the registration statement where you state that you have 4,099,920 shares of common stock outstanding prior to the offering. In this regard, please explain to us the reason your balance sheets and statements of shareholders’ deficit do not reflect 4,099,920 common shares outstanding or, alternatively, revise your financial statements as appropriate. Additionally, to the extent that you have not used the appropriate weighted average number of shares outstanding in your net loss per share calculation, please also revise your “Statements of Expenses” as appropriate.

Company response:  The statement of shareholders equity is as of July 31, 2011, and accordingly it will not reflect the shares issued after July 31, 2011.  All shares, except those held by Brian Keasbarry and Melissa Carroll, were issued after July 31, 2011.

Statements of Expenses, page F-4

16.
Please rename your statement of expenses as a “statement of operations”. In addition, please have your independent registered public accounting firm revise the first paragraph of their audit report accordingly.

Company response:  The Company has renamed the statement of expenses as a “statement of operations.”  Please see page F-4.

Note 7 – Construction in Progress, page F-9

17.
Please tell us what consideration you have given to accounting for the costs of your untested, and recently completed, machine as a research and development cost as provided in FASB ASC 730-10-25. Please also refer to the definition of “development” which includes prototypes as provided in the Glossary found in ASC 730-10-20.

Company response:  The machine that is being constructed is not for development or testing but being built to begin production of the product upon completion.  Therefore the machine is accounted for as construction in progress and will become a fixed asset when it begins producing product.

Note 9 – Subsequent Events, page F-10

18.
We refer to your disclosure on page 36 where you state that the convertible promissory notes in the aggregate principal amount of $73,089 are convertible into an aggregate of 14,671,800 common shares. Please tell us if the convertible promissory note that was converted on October 14, 2011 is the same promissory note that you refer to on page 36 and, if so, the facts and circumstances that resulted in the note being converted into only 1,599,920 common shares.

Company response:  The Company has revised note 9 on page F-10 to include the following information:

On November 8, 2011 the Company issued 1,599,920 shares of common stock to eight entities for partial conversion of the convertible promissory note. The Company converted $7,999.60 of the total of $73,089 of convertible promissory notes at $0.005 per share.  The balance of convertible notes after conversion was $65,089.40.  The balance of the notes after conversion is convertible into 13,017,880 shares of common stock.

On November 18, 2011 the Company issued non-interest bearing demand note for $8,000

Item 15. Recent Sales of Unregistered Securities, page II-2

19.
We note your disclosure in the last paragraph. The amount of shares of common stock issued on conversion equals the amount of shares offered by the selling stockholders on your registration statement. Please revise to disclose the date on which the debt was issued and tell us whether any of the common stock received on conversion is common stock offered by the selling stockholders pursuant to this registration statement.

Company response:  The Company has added the following sentence to page II-2:  “The Company issued the debt between December 16, 2010 and July 19, 2011, and all 1,599,920 shares issued upon conversion of such debt are being registered in this Registration Statement on Form S-1.”

20.
Given the disclosure in Note 9 on page F-10, it appears that the debt discussed here are convertible promissory notes. However, on page II-2 you indicate that $7,999.60 was received but on page F-10 you state that $78,089 of convertible promissory notes were converted into common stock. Please revise your registration statement to address this inconsistency or otherwise advise us.

Company response:  The Company has revised Note 9 on page F-10 to clarify that only $7,999.60 of debt was converted.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo